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             August 9, 2023

       Steven Arenal
       President
       Tenaya Group, Inc.
       626 Wilshire Blvd., Suite 410
       Los Angeles, CA 90017

                                                        Re: Tenaya Group, Inc.
                                                            Amendment No. 2 to
Form 10-12G
                                                            Filed June 20, 2023
                                                            File No. 000-56524

       Dear Steven Arenal:

                We issued comments to you on the above captioned filing on July 5, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 23, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356 with any questions.




             Sincerely,


             Division of Corporation Finance

             Office of Real Estate & Construction
       cc:                                              Byron Thomas